

January 4, 2023

Kristy Chipman
Chief Financial Officer
Ruths Hospitality Group, Inc.
1030 W. Canton Avenue, Suite 100,
Winter Park , FL 32789

   Re: Ruths Hospitality Group, Inc.
     Form 10-K for Fiscal Year Ended December 26, 2021
     Filed February 24, 2022
     Form 10-Q for Fiscal Quarter Ended September 25, 2022
     Filed November 4, 2022
     Form 8-K
     Filed on May 27, 2022
     File No. 000-51485

Dear Kristy Chipman:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services